Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor	Predecessor
	February 13 – March 31, 2010	January 1 – February 12, 2010	Three Months Ended March 31, 2009
Earnings:
Income before income taxes	$517	$482	$616
Add:
Interest and other fixed charges, excluding capitalized interest	15	16	42
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	34	35	69
Distributed income of investees accounted for under the equity method	1	−	2
Amortization of capitalized interest	−	1	1
Less:
Equity in earnings of investments accounted for under the equity method	2	2	1
Total earnings available for fixed charges	$565	$532	$729
Fixed charges:
Interest and fixed charges	$17	$17	$46
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	34	35	69
Total fixed charges	$51	$52	$115
Ratio of earnings to fixed charges	11.08x	10.23x	6.34x

E-2